(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Embarcadero Technologies, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

100 California Street, 12th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, California 94111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Company’s Form 8-K filed on March 7, 2005, during the course of the Company’s year-end 2004 audit, certain errors were identified with respect to the calculation of the accounting effects of income taxes principally related to the amortization of stock-based compensation (“cheap stock”) associated with stock options issued prior to the Company’s initial public offering. As a result of these errors, the Company will restate its 2000 through 2003 results, as well as its results for the first three quarters of 2004, to reflect adjustments to its calculation of income taxes in those periods. The Company has concluded that the errors relating to the calculation of income taxes constitute a “material weakness” in the Company’s internal control over financial reporting, requiring remediation efforts on the Company’s behalf. Specifically, the Company’s system of internal control failed to prevent and detect errors in certain income tax calculations, and therefore management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2004. Accordingly, the Company’s independent registered public accounting firm will issue an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.

In addition, in connection with the restatement of its financial statements for the quarters ended March 31 and June 30, 2004, the Company concluded that a material weakness existed in its internal control over financial reporting with respect to the reporting of revenue transactions principally conducted by the Company’s European subsidiary, Embarcadero Europe. Following the discovery of the material weakness, the Company has taken certain steps to remediate the identified material weakness and to strengthen its internal control over financial reporting. Although certain controls were implemented and evaluated for design effectiveness in the fourth quarter of 2004, the material weakness will not be considered remediated until these controls operate for a sufficient period of time and are subject to testing for operating effectiveness. At this time, the Company has not yet completed testing of such controls and has not yet reached a conclusion with respect to their effectiveness, and the Company may therefore conclude that this material weakness was not remediated at December 31, 2004.

In addition to the material weakness identified above, the Company’s management has identified other internal control deficiencies and is in the process of evaluating the significance of the deficiencies that existed at December 31, 2004, both individually and in the aggregate. The Company’s management is not in a position to definitively state whether it expects to report any additional material weaknesses in its management report on internal control over financial reporting as of December 31, 2004 on its 2004 Form 10-K.

Because of the significant resources dedicated to addressing these issues and conducting testing procedures to properly assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, the Company has not been able to complete, prior to March 16, 2005, the preparation of its consolidated financial statements and management’s assessment of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. This process could not have been timely completed without unreasonable effort or expense.

The Company currently anticipates filing its Annual Report on Form 10-K no later than March 31, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raj Sabhlok, Chief Financial Officer	(415)	834-3131
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Form 8-K filed March 7, 2005, the Company described the restatement of prior period financial statements and also included a press release announcing its results of operations for fiscal 2004. That Form 8-K and attached press release collectively describe the Company’s results of operations for fiscal 2004 as well as the extent to which the Company’s results of operations will be affected by the pending restatement. The Company’s results of operations for the fiscal year ended December 31, 2004 expected to be included in its Annual Report on Form 10-K are expected to be consistent with the results of operations for such fiscal year as set forth in the March 7, 2005 Form 8-K and press release, each of which are incorporated herein by reference.

Embarcadero Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ Raj P. Sabhlok
Raj P. Sabhlok Chief Financial Officer and Senior Vice President of Corporate Development